Exhibit 99.96

PRESS RELEASE
Aya Gold & Silver Identifies New Parallel Structure at Boumadine and Reports High-Grade Exploration Results
Additional Boumadine Mining Licence Secured

Montreal, Quebec, February 24, 2026 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to report new high-grade drill results and the identification of a new parallel structure approximately 500 metres (“m”) east of the Boumadine Project (“Boumadine” or the “Project”) from its ongoing drill program in the Kingdom of Morocco. These results confirm strong high-grade continuity along the Boumadine Main Trend and support the potential for continued resource growth and scale.
Highlights1
Boumadine Main Trend (5.4km)
•New parallel structure identified 500m East of the Boumadine Main Trend:
•BOU-DD25-707 intercepted 115 g/t AgEq over 2.5m (1.15 g/t Au, 18g/t Ag, 0.0% Zn, and 0.1% Cu), and 331 g/t AgEq over 0.8m (3.68 g/t Au, 27 g/t Ag, 0.1% Zn, 0.1% Pb and 0.2% Cu) both intervals are part of a wider massive sulfide interval.
•The newly identified parallel structure is significant due to the width of massive sulfide content, the presence of mineralization and distance from the Main Trend, opening further exploration potential. Follow up drilling toward surface and laterally will assess the potential impact on resources.
•Multiple additional high-grade intercepts:
•BOU-DD25-728 intercepted 255 grams per tonne (“g/t”) silver equivalent (“AgEq”) over 11.9m (1.55 g/t Au, 83 g/t silver (“Ag”), 1.7% zinc (“Zn”), 0.5% lead (“Pb”) and 0.1% copper (“Cu”), including 337 g/t AgEq over 7.9m (2.07 g/t Au, 112 g/t Ag, 2.1% Zn, 0.6% Pb and 0.1% Cu).
•BOU-DD25-742 intercepted 166 g/t AgEq over 17.1m (1.34 g/t Au, 25 g/t Ag, 1.2% Zn and 0.5% Pb), including 301 g/t AgEq over 3.5m (2.80 g/t Au, 35 g/t Ag, 1.8% Zn and 0.3% Pb).
•BOU-MP25-092 intercepted 296 g/t AgEq over 9.5m (0.6 g/t Au, 113 g/t Ag, 4.6% Zn and 2.1% Pb).
•BOU-DD25-734 intercepted 446 g/t AgEq over 6.0m (2.72 g/t Au, 144 g/t Ag, 3.3% Zn, 0.2% Pb and 0.3% Cu).

•Additional mineralized intercepts at Asirem:
•BOU-DD25-653 intercepted 1.34 g/t Au over 1.2m and BOU-DD25-645 intercepted 1.28 g/t Au over 0.9m; confirming the potential of this >8 km structural corridor.
•Exploration Update:
•28,904m drilled at Boumadine year to date.
•New mining license added with an area of 14.2 km2.
“These results — including a new southern parallel structure and mineralization more than 500 metres from any known zone — reinforce that the resource potential continues to grow. With ten rigs active, we’re fast-tracking development and the 2026–2027 infill program, with two more rigs expected in March,” said Benoit La Salle, President & CEO.

Table 1 – Significant Intercepts from Boumadine Drill Exploration Program (Core Lengths)

DDH No.	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD25-599	493.3	495.1	3.74	192	1.8	0.3	0.5	0.6	3	533
BOU-DD25-647	314.1	316.5	3.21	2	2.4	0.0	0.0	0.0	2	258
BOU-DD25-647	334.5	338.8	1.76	2	4.3	0.0	0.0	0.0	1	142
BOU-DD25-654	223.3	225.1	2.30	128	1.8	0.6	0.2	0.2	4	357
BOU-DD25-659	253.4	261.3	1.06	93	7.9	0.3	0.4	0.6	11	215
Including	257.1	261.3	1.32	141	4.2	0.5	0.5	0.9	14	308
BOU-DD25-676	357.1	360.0	1.87	49	2.9	0.1	1.6	1.9	16	270
BOU-DD25-685	358.0	362.0	5.37	28	4.0	0.2	0.0	0.1	3	473
BOU-DD25-693	608.1	611.7	1.62	22	3.6	0.2	0.2	0.4	3	175
BOU-DD25-695	223.0	224.0	0.03	810	1.0	0.0	0.0	0.0	2	813
BOU-DD25-697	82.3	87.0	2.45	31	4.7	0.0	0.1	0.0	4	228
Including	84.0	87.0	3.42	42	3.0	0.0	0.1	0.0	3	316
BOU-DD25-709	109.0	112.6	1.89	45	3.6	0.2	0.1	0.2	10	213
BOU-DD25-711	139.2	149.3	1.19	15	10.1	0.0	0.1	1.0	4	133
Including	144.6	147.7	2.12	26	3.1	0.0	0.2	1.2	4	226
BOU-DD25-723	78.0	79.1	1.09	1566	1.1	0.3	0.7	1.6	171	1719
BOU-DD25-728	121.6	123.0	2.28	179	1.4	0.5	0.3	1.7	10	429
BOU-DD25-728	136.2	138.6	1.36	154	2.4	0.2	0.3	0.9	10	296
BOU-DD25-728	210.0	221.9	1.55	83	11.9	0.1	0.5	1.7	26	255
Including	212.1	220.0	2.07	112	7.9	0.1	0.6	2.1	28	337
BOU-DD25-730	343.1	348.6	1.81	104	5.5	0.3	0.1	0.3	1	275
Including	347.0	348.6	4.36	144	1.6	0.6	0.1	0.5	3	544
BOU-DD25-733	192.8	195.6	2.00	35	2.8	0.0	0.4	2.4	11	251
BOU-DD25-734	92.1	98.1	2.72	144	6.0	0.3	0.2	3.3	7	446
BOU-DD25-736	501.0	506.6	0.56	136	5.6	0.0	1.4	2.5	133	260
Including	503.0	505.7	0.91	214	2.7	0.0	2.1	4.2	231	414
BOU-DD25-737	44.6	51.0	0.46	97	6.4	0.0	1.1	1.5	119	189
BOU-DD25-738	164.8	170.0	1.20	120	5.2	0.1	0.6	4.4	78	320
BOU-DD25-740	224.1	232.3	0.69	54	8.2	0.1	0.9	4.4	36	220
Including	229.8	232.3	1.03	129	2.5	0.2	1.7	8.2	19	418
BOU-DD25-742	287.6	304.7	1.34	25	17.1	0.0	0.5	1.2	19	166
Including	292.1	295.6	2.80	35	3.5	0.0	0.3	1.8	44	301
BOU-DD25-744	312.0	314.5	3.06	76	2.5	0.1	2.8	1.6	8	409
BOU-DD25-745	36.3	39.5	0.41	245	3.2	0.0	1.0	2.4	10	346
BOU-DD25-746	277.2	278.8	1.22	231	1.6	0.1	2.7	3.7	21	457
BOU-DD25-751	358.7	364.7	0.41	73	6.0	0.0	0.9	1.1	25	146
BOU-MP25-092	370.5	380.0	0.60	113	9.5	0.0	2.1	4.6	95	296
BOU-MP25-093	474.4	477.0	0.94	148	2.6	0.0	2.5	4.3	95	358
*True width remains undetermined at this stage; all values are uncut.
1.Ag equivalent is based on a silver price of US$30/oz with a process recovery of 89%, a gold price of US$2,800/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of

85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 79.3g/t Ag; 1% Cu: 68.3 g/t Ag; 1% Pb: 19.4 g/t Ag; and 1% Zn: 19.7 g/t Ag
Figure 1: Boumadine Mining Licence Surface Plan with Magnetic Data (Residual Total Field) and 2026 Drill Holes

N
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
Boumadine permits
Total area : 339.26 km²
New permits
Total area : 14.24 km²
Exploration licence
Total area : 600 km²
Boumadine camp
0 2 4 6 8 Km
Source: Esri, Maxar, Earth

Figure 2: Boumadine Property Surface Plan with New Permit
2025 Exploration Results
This year, 81diamond drill holes (“DDH”), totaling 28,904m have been completed at Boumadine (Figure 1 and Appendix 2). Drilling was done on strike along the Main Trend, Tizi and Imariren. Most results have been received for drill holes up to BOU-DD25-750 (Table 1, Figure 3, Figure 4 and Appendix 1).
Today’s results confirm the high-grade nature and continuity of the Boumadine Main Trend, which remains open in all directions. In addition, hole BOU-DD25-707 to the south identified a new mineralized parallel structure 500m east of the Main Trend (Figure 5). This new structure is included in a wide massive sulfide vein and is very similar to mineralization within the Boumadine Main Trend. The zone was intersected at depth, 750m below surface, and requires follow-up drilling upward and laterally in order to fully assess its potential.
The Asirem structure also returned additional high-grade mineralized intercepts, including BOU-DD25-645 and BOU-DD25-653 (figure 6), which confirm the potential for resource growth within an 8km target at surface. Follow up drilling on Asirem is also planned this year.
Mineralization within this area measures up to 4m wide (locally reaching over a 10m width) and is N340-oriented massive sulphide lenses/veins sharply dipping eastward (> 70°). The massive sulphide veins

(>80%) are mainly composed of pyrite, with variable proportions of sphalerite, galena, and chalcopyrite. Tizi and Imariren share the same characteristics except for their N000 orientation.
Figure 3 – Surface Plan of Boumadine North, Imariren and Tizi Zones with New DDH Results

N
BOU-DD25-723
1.1 m @ 1719 g/t Ag Eq.
BOU-DD25-737
6.4 m @ 189 g/t Ag Eq.
BOU-DD25-738
5.2 m @ 320 g/t Ag Eq.
BOU-DD25-740
8.2 m @ 220 g/t Ag Eq.
incl. 2.5 m @ 418 g/t Ag Eq.
BOU-DD25-742
17.1 m @ 166 g/t Ag Eq.
incl. 3.5 m @ 301 g/t Ag Eq.
BOU-DD25-745
3.2 m @ 346 g/t Ag Eq.
BOU-DD25-746
1.6 m @ 457 g/t Ag Eq.
BOU-DD25-751
6.0 m @ 146 g/t Ag Eq.
New East Zone
BOU-DD25-707
2.5 m @ 115 g/t Ag Eq.
0.8 m @ 331 g/t Ag Eq.
BOU-MP25-092
9.5 m @ 296 g/t Ag Eq.
BOU-MP25-623
2.6 m @ 358 g/t Ag Eq.
BOU-DD25-736
5.6 m @ 260 g/t Ag Eq.
incl. 2.7 m @ 414 g/t Ag Eq.
BOU-DD25-647
2.4 m @ 258 g/t Ag Eq.
4.3 m @ 142 g/t Ag Eq.
0 250 500 750
m
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
2025 Drilled DDH
2017 - 2024 DDH
Pit shell
WorldView-3 bandes ratio
Ferric alteration
Clay alteration
Chlorite-Carbonate alteration

Figure 4 – Surface Plan of Boumadine South Zone with New DDH Results

West
East
BOU-DD23-216
BOU-DD23-210
BOU-DD23-209
BOU-DD23-206
BOU-DD25-707
+1200
+900
+600
GOLD & SILVER
Legend
Pit shell
Drill hole collar
Drill hole trace
Geology
Massive Sulfide veins
Mafic volcanoclatic sediment
Felsic volcanoclatic sediment
Mafic dyke
0
50
100
150
200
m
BOU-DD25-707
2.5 m @ 115 g/t Ag Eq.
0.8 m @ 331 g/t Ag Eq.

Figure 5 – Section 6100N with Drill Hole BOU-DD25-707 in the South Area of Boumadine with New Mineralized Structure

Figure 6 – Regional Geology with Asirem results
Next Steps
Infill drilling, following the positive 2025 PEA, will be ongoing for the next 24 months with a drill program of approximately 360,000m.
Significant potential exists to expand the Boumadine Main Trend (currently 5.4 km), the Tizi Zone (2.0 km) and the Imariren Zone (1.2 km), with all three trends open in all directions. Follow-up drilling is also planned on the 8 km Asirem trend.
Most drilling will continue to focus on the Main Trend, Imariren and Tizi to extend known mineralization along strike and at depth, while infilling key areas to advance the Project toward a Feasibility Study. The balance of the 2026 program (~20,000 m) will target Asirem follow-up and greenfield exploration, testing geological hypotheses and targets generated over the past four years. Ongoing geological work will guide additional development priorities.

Technical Information
Aya has implemented a quality control program to comply with best practices in sampling and analysis of drill core and RC chips. For core drilling, all individual samples represent approximately one metre in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco. For drilling using RC, all individual samples represent 1.0m in length and a representative portion is kept for every metre in some chip trays stored on site. A split samples representing 1/16th, ranging from 2 to 4 kilogram is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco.
All samples are analyzed for silver, copper, iron, lead, zinc, tin, and molybdenum using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed using fire assaying. Gold is assayed by fire assaying. Standards of different grades and blanks were inserted every 20 samples in addition to the standards, blanks and pulp duplicate inserted by Afrilab.
Qualified Person
The scientific and technical information contained in this press release have been reviewed by David Lalonde, B. Sc, P. Geo, Vice-President Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas Fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its newly expanded processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a substantial mineral resource, an extensive mineralized footprint, and significant potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA	Alex Ball
President & CEO	VP, Corporate Development & IR
Benoit.lasalle@ayagoldsilver.com	alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya Gold & Silver Inc.’s (the “Corporation”) future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release. All statements, other than statements of historical fact included in this press release, regarding the Corporation’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, “goal”, “intend”, “objective”, “plan”, “potential”, “strategy”, “target”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward looking statements in this press release include, but are not limited to, statements and information with respect to the exploration and resource potential of the Boumadine project, including of the new parallel structure identified 500m East of the Boumadine Main Trend and of the additional mineralized intercepts at Asirem; the anticipated strategic benefits of the newly identified structure on the Corporation’s overall development plans; the Corporation’s future drilling program; the expected scope, pace, placement, focus, and completion timing of drilling activities; the anticipated completion of the acquisition of the new Boumadine mining licence; the expected impact of geological interpretations on mine planning, resource modelling, and operational priorities; and other assumptions and factors generally associated with the mining industry.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Corporation’s forward looking information is based include without limitation, the Corporation’s ability to timely receive any requisite approvals, permits or licences; the Corporation’s ability to complete the acquisition of the new Boumadine mining licence; the Corporation’s ability to import goods and machinery; the Corporation’s ability to engage and retain all necessary personnel in order to operate its business properly and without interruption; the accuracy and reliability of estimates, projections, forecasts, studies and assessments, including the mineral reserve and mineral resource estimates (including, but not limited to, ore tonnage and ore grade estimates); the Corporation’s ability to meet or achieve estimates, projections and forecasts; assumptions regarding development and exploration activities; the timing, extent, duration and economic viability of such explorations activities; the price of silver; the price of gold; exchange rates; taxation levels; fuel and energy costs; future economic conditions; the Corporation’s ability to meet current and future obligations; the Corporation’s ability to obtain timely financing on reasonable terms when required; anticipated future estimates of free cash flow; estimate future production; the current and future social, economic and political conditions and environment in which the Corporation operates; and other assumptions and factors generally associated with the mining industry.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Corporation’s business, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and growth prospects. Some of the risks the Corporation faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including (1) there being no significant disruptions affecting the operations of the Corporation whether due to artisanal miners, access to water, extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Project being consistent with the Corporation’s expectations; (3) political and legal developments in the Kingdom of Morocco being consistent with its current expectations; (4) the exchange rate between the U.S. dollar and the Moroccan Dirham being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, process reagents, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts meeting expectations; (8) the accuracy of the current mineral resource estimates of the Corporation; (9) labour and materials costs increasing on a basis consistent with the Corporation’s current expectations; and (10) asset impairment (or reversal) potential, being consistent with the Corporation’s current expectations.
In addition, readers are directed to carefully review the detailed risk discussion in the Corporation’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2024, filed on SEDAR+, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Corporation’s business and operations.
Although the Corporation believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Corporation’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Corporation qualifies all of its forward-looking statements by these cautionary statements.
Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.

Appendix 1 - Full Drill Results from Boumadine (core lengths)

DDH No.	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD25-618	695.5	696.5	0.03	155	1.0	0.0	0.0	0.0	0	158
BOU-DD25-618	699.5	700.0	0.31	22	0.5	0.1	0.1	0.5	0	63
BOU-DD25-636	924.0	925.0	0.03	47	1.0	0.2	4.9	3.4	0	223
BOU-DD25-636	1205.1	1206.0	0.08	67	0.9	0.6	0.1	0.1	0	122
BOU-DD25-636	1267.6	1268.4	0.38	38	0.8	0.4	0.1	0.2	0	99
BOU-DD25-642	438.3	439.0	0.49	19	0.7	0.0	0.0	0.0	250	63
BOU-DD25-644	0.0	213.0								NSR
BOU-DD25-645	164.3	165.2	1.28	0	0.9	0.0	0.0	0.0	3	103
BOU-DD25-646	0.0	234.0								NSR
BOU-DD25-647	314.1	316.5	3.21	2	2.4	0.0	0.0	0.0	2	258
BOU-DD25-647	334.5	338.8	1.76	2	4.3	0.0	0.0	0.0	1	142
Including	336.4	338.8	2.48	3	2.4	0.0	0.0	0.0	1	201
BOU-DD25-648	33.9	34.8	0.03	68	0.9	0.5	0.2	0.6	12	118
BOU-DD25-649	0.0	228.0								NSR
BOU-DD25-650	331.2	332.0	0.28	32	0.8	0.2	0.6	0.2	40	83
BOU-DD25-650	417.2	420.0	0.77	32	2.8	0.0	0.8	0.9	8	127
BOU-DD25-651	68.6	69.2	0.52	12	0.6	0.3	2.8	0.1	13	128
BOU-DD25-652	273.5	274.4	0.63	0	0.9	0.0	0.0	0.0	11	52
BOU-DD25-653	4.9	6.1	1.34	7	1.2	0.0	1.2	3.0	7	198
BOU-DD25-653	9.4	10.4	0.74	0	1.0	0.1	0.1	0.1	12	67
BOU-DD25-653	12.2	13.0	0.74	22	0.8	0.5	0.8	0.2	18	137
BOU-DD25-654	138.7	142.2	0.03	65	3.5	0.0	0.3	0.9	5	92
BOU-DD25-654	223.3	225.1	2.30	128	1.8	0.6	0.2	0.2	4	357
BOU-DD25-654	296.0	297.0	0.18	40	1.0	0.0	5.1	0.5	88	165
BOU-DD25-654	299.0	301.0	0.03	53	2.0	0.0	0.3	0.1	5	65
BOU-DD25-654	302.3	303.2	0.03	45	0.9	0.1	0.2	0.1	13	60
BOU-DD25-654	339.5	340.4	0.34	30	0.9	0.1	0.8	2.8	21	133
BOU-DD25-654	345.4	350.1	0.44	41	4.7	0.0	0.3	1.5	8	112
BOU-DD25-655	0.0	315.0								NSR
BOU-DD25-656	0.0	225.0								NSR
BOU-DD25-657	477.0	478.0	0.49	16	1.0	0.0	0.0	0.0	8	56
BOU-DD25-657	550.0	551.0	0.56	0	1.0	0.0	0.0	0.0	7	45
BOU-DD25-659	33.0	33.8	1.08	95	0.8	0.1	0.6	2.3	7	242
BOU-DD25-659	122.1	125.3	0.55	40	3.2	0.0	0.1	1.0	5	110
BOU-DD25-659	253.4	261.3	1.06	93	7.9	0.3	0.4	0.6	11	215
Including	257.1	261.3	1.32	141	4.2	0.5	0.5	0.9	14	308
BOU-DD25-659	262.0	262.8	0.52	33	0.8	0.1	0.1	0.6	14	97
BOU-DD25-659	337.4	337.9	0.09	46	0.5	0.0	2.2	5.1	16	197
BOU-DD25-659	409.0	410.0	0.75	19	1.0	0.0	0.9	0.7	6	111
BOU-DD25-660	218.0	219.0								NSR
BOU-DD25-661	0.0	900.0								NSR
BOU-DD25-664	255.9	256.5	0.81	43	0.6	0.1	0.9	3.1	7	191

BOU-DD25-664	442.6	443.7	1.42	22	1.1	0.1	0.2	0.5	7	154
BOU-DD25-664	469.4	470.8	2.29	40	1.4	0.1	0.3	0.3	4	237
BOU-DD25-665	0.0	225.0								NSR
BOU-DD25-666	107.8	108.5	0.03	194	0.7	0.7	18.0	0.0	12	592
BOU-DD25-667	181.2	181.8	0.55	45	0.6	0.0	0.1	0.4	0	99
BOU-DD25-668	0.0	153.0								NSR
BOU-DD25-670	181.0	182.0	0.43	28	1.0	0.0	0.5	1.0	15	92
BOU-DD25-670	216.7	217.2	0.11	62	0.5	0.0	1.5	3.7	4	174
BOU-DD25-670	277.7	278.4	0.47	60	0.7	0.0	0.1	1.9	7	139
BOU-DD25-670	294.4	296.0	0.50	13	1.6	0.0	0.2	1.3	5	82
BOU-DD25-670	298.0	298.7	0.81	8	0.7	0.0	0.4	1.3	3	106
BOU-DD25-670	509.1	509.7	0.80	29	0.6	0.1	0.3	1.6	9	135
BOU-DD25-671	1.0	171.0								NSR
BOU-DD25-673	0.0	201.0								NSR
BOU-DD25-675	0.0	528.0								NSR
BOU-DD25-676	117.7	126.0	0.94	25	8.3	0.0	0.3	0.3	6	115
BOU-DD25-676	357.1	360.0	1.87	49	2.9	0.1	1.6	1.9	16	270
BOU-DD25-676	368.9	369.4	0.03	49	0.5	0.1	2.8	3.7	8	182
BOU-DD25-679	0.0	150.0								NSR
BOU-DD25-681	535.9	536.6	5.98	120	0.7	0.1	0.4	4.8	2	704
BOU-DD25-683	647.0	648.0								NSR
BOU-DD25-684	0.0	228.0								NSR
BOU-DD25-685	36.9	37.6	0.33	108	0.7	0.0	0.3	0.3	10	146
BOU-DD25-685	40.9	41.5	0.30	67	0.6	0.0	0.9	1.5	3	139
BOU-DD25-685	44.4	44.9	0.15	64	0.5	0.0	0.7	3.8	6	166
BOU-DD25-685	47.8	48.3	0.12	47	0.5	0.0	0.2	0.3	7	68
BOU-DD25-685	244.7	245.2	0.22	93	0.5	0.0	1.0	2.2	34	176
BOU-DD25-685	255.5	256.3	0.62	13	0.8	0.0	0.6	0.4	18	83
BOU-DD25-685	257.2	257.8	2.84	77	0.6	0.1	1.1	0.9	36	351
BOU-DD25-685	358.0	362.0	5.37	28	4.0	0.2	0.0	0.1	3	473
BOU-DD25-686	215.7	216.2	0.36	36	0.5	0.0	0.1	0.1	7	69
BOU-DD25-686	217.2	217.8	0.40	58	0.6	0.0	0.1	0.1	13	93
BOU-DD25-687	0.0	339.0								NSR
BOU-DD25-689	0.0	276.0								NSR
BOU-DD25-690	307.2	308.3	0.65	30	1.1	0.0	0.1	0.2	10	91
BOU-DD25-690	408.3	409.2	2.41	21	0.9	0.0	0.6	1.6	13	255
BOU-DD25-690	496.5	498.3	0.82	39	1.8	0.1	0.3	0.3	6	120
BOU-DD25-690	502.4	503.4	0.53	21	1.0	0.1	0.4	1.4	8	100
BOU-DD25-692	0.0	210.0								NSR
BOU-DD25-693	100.6	101.1	0.43	65	0.5	0.0	0.6	0.8	4	127
BOU-DD25-693	302.0	302.5	0.25	57	0.5	0.1	3.9	1.9	24	195
BOU-DD25-693	348.8	350.7	1.34	32	1.9	0.2	0.3	0.5	11	166
BOU-DD25-693	351.5	352.3	0.94	3	0.8	0.0	0.1	0.1	9	82
BOU-DD25-693	361.0	362.3	0.80	18	1.3	0.3	0.1	0.0	8	107
BOU-DD25-693	366.7	367.2	3.17	36	0.5	0.1	0.3	0.2	6	307

BOU-DD25-693	608.1	611.7	1.62	22	3.6	0.2	0.2	0.4	3	175
BOU-DD25-693	619.4	628.0	0.92	17	8.6	0.1	0.1	0.1	7	101
Including	621.9	623.4	1.28	12	1.5	0.2	0.0	0.0	8	126
BOU-DD25-693	640.3	640.8	0.21	43	0.5	0.1	0.6	1.7	3	112
BOU-DD25-693	641.8	647.3	0.94	19	5.5	0.1	0.2	0.3	3	112
Including	641.8	643.8	1.44	36	2.0	0.2	0.1	0.5	4	175
BOU-DD25-693	669.5	670.0	1.28	59	0.5	0.1	0.3	1.4	7	202
BOU-DD25-693	731.2	731.7	1.12	15	0.5	0.1	0.2	0.1	1	112
BOU-DD25-693	737.7	738.2	0.69	9	0.5	0.0	0.1	0.4	7	74
BOU-DD25-694	203.0	204.0	0.03	0	1.0	0.0	0.0	0.0	6	3
BOU-DD25-695	223.0	224.0	0.03	810	1.0	0.0	0.0	0.0	2	813
BOU-DD25-695	248.7	249.2	0.31	115	0.5	0.0	0.1	0.1	3	143
BOU-DD25-695	252.7	253.2	0.92	37	0.5	0.0	0.2	0.1	12	118
BOU-DD25-695	331.3	332.3	1.25	112	1.0	0.2	0.5	0.4	6	243
BOU-DD25-695	395.8	396.3	0.31	56	0.5	0.1	3.2	5.1	3	251
BOU-DD25-695	410.2	410.7	1.46	30	0.5	0.1	0.2	1.1	0	175
BOU-DD25-695	444.5	445.1	0.28	29	0.6	0.0	0.4	0.5	7	69
BOU-DD25-696	17.3	18.1	0.87	5	0.8	0.0	0.1	0.2	2	81
BOU-DD25-696	33.1	33.6	0.58	16	0.5	0.1	1.2	2.2	6	136
BOU-DD25-696	164.0	165.0	0.03	50	1.0	0.0	0.0	0.0	2	54
BOU-DD25-696	390.7	391.6	2.41	29	0.9	0.1	0.1	0.5	9	236
BOU-DD25-696	393.6	394.1	1.26	12	0.5	0.1	0.0	0.0	6	119
BOU-DD25-696	395.0	396.0	0.61	10	1.0	0.0	0.0	0.0	4	60
BOU-DD25-696	488.9	489.5	0.76	48	0.6	0.2	0.1	0.1	3	123
BOU-DD25-697	75.5	76.0	1.26	14	0.5	0.1	0.1	0.1	6	123
BOU-DD25-697	79.6	80.5	0.64	9	0.9	0.1	0.0	0.0	6	66
BOU-DD25-697	82.3	87.0	2.45	31	4.7	0.0	0.1	0.0	4	228
Including	84.0	87.0	3.42	42	3.0	0.0	0.1	0.0	3	316
BOU-DD25-697	493.4	494.3	3.92	3	0.9	0.0	0.2	0.2	4	321
BOU-DD25-697	583.8	584.5	0.63	38	0.7	0.1	0.1	2.1	1	137
BOU-DD25-698	133.5	134.0	1.07	27	0.5	0.0	2.0	2.4	8	199
BOU-DD25-698	211.2	213.2	0.81	37	2.0	0.1	0.4	2.7	3	166
BOU-DD25-698	221.0	221.5	0.24	42	0.5	0.1	0.9	3.4	3	150
BOU-DD25-698	360.8	361.8	3.38	2	1.0	0.1	1.1	0.4	21	303
BOU-DD25-699	0.0	324.0								NSR
BOU-DD25-700	0.0	225.0								NSR
BOU-DD25-701	0.0	609.0								NSR
BOU-DD25-702	0.0	282.0								NSR
BOU-DD25-703	0.0	300.0								NSR
BOU-DD25-705	266.5	267.3	0.65	16	0.8	0.1	0.1	0.2	0	79
BOU-DD25-705	269.5	270.3	0.58	11	0.8	0.0	0.1	0.0	1	60
BOU-DD25-705	271.9	272.4	1.92	63	0.5	0.1	0.1	0.2	1	229
BOU-DD25-705	285.0	286.0	1.15	20	1.0	0.0	0.1	0.3	4	121
BOU-DD25-705	291.2	291.7	2.21	23	0.5	0.1	0.1	0.3	2	208
BOU-DD25-705	314.6	315.1	1.73	0	0.5	0.0	0.1	0.1	5	143

BOU-DD25-705	318.3	319.6	1.50	2	1.3	0.0	0.0	0.0	5	125
BOU-DD25-705	345.0	346.5	1.87	6	1.5	0.0	0.1	0.1	13	160
BOU-DD25-705	358.1	359.0	0.72	5	0.9	0.0	0.0	0.0	1	65
BOU-DD25-706	0.0	567.0								NSR
BOU-DD25-707	381.0	382.6	0.51	29	1.6	0.0	0.3	0.7	21	89
BOU-DD25-707	400.0	401.0	0.03	206	1.0	0.0	0.0	0.0	4	209
BOU-DD25-707	700.8	701.3	0.25	40	0.5	0.0	0.4	0.9	5	87
BOU-DD25-707	772.5	773.4	0.59	3	0.9	0.0	0.0	0.0	13	51
BOU-DD25-707	845.5	848.0	1.15	18	2.5	0.1	0.0	0.0	5	115
BOU-DD25-707	854.9	855.7	3.68	27	0.8	0.2	0.1	0.1	8	331
BOU-DD25-708	0.0	558.0								NSR
BOU-DD25-709	32.5	33.5	2.84	26	1.0	0.0	0.7	0.2	2	271
BOU-DD25-709	109.0	112.6	1.89	45	3.6	0.2	0.1	0.2	10	213
Including	109.0	110.0	2.58	29	1.0	0.1	0.1	0.1	10	247
BOU-DD25-709	364.7	365.3	0.91	296	0.6	1.3	3.5	2.6	3	578
BOU-DD25-710	488.0	489.0	0.11	43	1.0	0.8	0.4	0.3	5	119
BOU-DD25-710	542.1	542.6	0.86	78	0.5	0.1	0.2	0.2	3	157
BOU-DD25-710	543.5	544.0	0.45	27	0.5	0.1	0.1	0.1	3	75
BOU-DD25-711	139.2	149.3	1.19	15	10.1	0.0	0.1	1.0	4	133
Including	144.6	147.7	2.12	26	3.1	0.0	0.2	1.2	4	226
BOU-DD25-711	172.0	176.9	0.98	11	4.9	0.0	0.1	0.1	7	96
BOU-DD25-711	408.0	409.1	0.28	101	1.1	0.0	4.2	1.9	3	243
BOU-DD25-711	423.8	424.3	0.60	0	0.5	0.1	0.0	0.1	1	53
BOU-DD25-712	80.0	81.5	1.70	5	1.5	0.1	0.1	0.2	10	148
BOU-DD25-712	394.9	396.2	1.22	115	1.3	0.3	0.1	0.6	0	244
BOU-DD25-712	445.5	446.1	0.12	55	0.6	0.1	0.2	0.0	1	76
BOU-DD25-713	0.0	600.3								NSR
BOU-DD25-714	0.0	159.0								NSR
BOU-DD25-716	0.0	165.0								NSR
BOU-DD25-717	0.0	234.0								NSR
BOU-DD25-718	326.0	326.5	0.76	22	0.5	0.1	0.2	0.5	14	98
BOU-DD25-719	0.0	279.0								NSR
BOU-DD25-720	28.6	29.4	0.17	40	0.8	0.0	0.6	1.3	3	90
BOU-DD25-720	34.3	34.8	1.43	33	0.5	0.0	0.4	1.4	9	184
BOU-DD25-720	299.9	300.5	0.67	271	0.6	0.0	1.1	1.3	10	373
BOU-DD25-720	317.7	318.9	0.67	46	1.2	0.7	2.6	5.8	13	314
BOU-DD25-720	437.7	439.3	0.58	30	1.6	0.0	0.2	0.2	3	84
BOU-DD25-721	113.0	113.5	0.03	142	0.5	0.0	1.4	0.0	11	173
BOU-DD25-722	19.2	19.9	0.05	54	0.7	0.1	3.8	3.2	8	197
BOU-DD25-722	96.8	98.9	1.24	22	2.1	0.0	1.1	0.1	3	144
BOU-DD25-723	19.8	20.8	0.23	35	1.0	0.0	0.1	0.0	60	57
BOU-DD25-723	24.6	25.1	0.46	34	0.5	0.0	0.1	0.0	94	75
BOU-DD25-723	73.0	75.0	0.41	46	2.0	0.0	1.3	0.9	41	122
BOU-DD25-723	78.0	79.1	1.09	1566	1.1	0.3	0.7	1.6	171	1719
BOU-DD25-723	85.0	85.6	0.03	64	0.6	0.0	0.1	0.2	40	74

BOU-DD25-724	229.7	230.3	0.07	68	0.6	0.2	0.8	0.7	6	116
BOU-DD25-724	232.8	233.6	0.55	12	0.8	0.1	0.0	0.0	15	63
BOU-DD25-725	250.5	251.0	0.72	51	0.5	0.0	0.4	0.8	7	132
BOU-DD25-726	0.0	342.0								NSR
BOU-DD25-727	0.0	387.0								NSR
BOU-DD25-728	121.6	123.0	2.28	179	1.4	0.5	0.3	1.7	10	429
BOU-DD25-728	136.2	138.6	1.36	154	2.4	0.2	0.3	0.9	10	296
BOU-DD25-728	143.7	144.2	0.38	49	0.5	0.0	0.7	1.6	11	126
BOU-DD25-728	152.0	152.6	1.66	46	0.6	0.1	1.1	4.3	10	287
BOU-DD25-728	208.4	208.9	0.52	15	0.5	0.0	0.1	1.7	9	93
BOU-DD25-728	210.0	221.9	1.55	83	11.9	0.1	0.5	1.7	26	255
Including	212.1	220.0	2.07	112	7.9	0.1	0.6	2.1	28	337
BOU-DD25-728	225.9	226.9	0.46	35	1.0	0.1	0.9	2.4	26	140
BOU-DD25-728	235.0	236.0	0.57	14	1.0	0.0	0.5	1.2	4	94
BOU-DD25-728	299.0	301.0	0.03	79	2.0	0.2	0.2	0.6	22	109
BOU-DD25-729	202.0	202.5	0.55	12	0.5	0.0	0.1	0.0	5	58
BOU-DD25-729	266.0	267.0	2.78	9	1.0	0.0	0.0	0.0	2	230
BOU-DD25-729	308.0	308.7	0.06	118	0.7	0.3	0.8	0.7	65	174
BOU-DD25-729	326.0	326.7	2.18	124	0.7	0.0	0.5	3.6	107	382
BOU-DD25-729	353.0	354.5	0.19	38	1.5	0.0	0.1	0.5	166	69
BOU-DD25-729	357.2	359.0	0.22	73	1.8	0.0	0.7	2.5	226	157
BOU-DD25-730	343.1	348.6	1.81	104	5.5	0.3	0.1	0.3	1	275
Including	347.0	348.6	4.36	144	1.6	0.6	0.1	0.5	3	544
BOU-DD25-730	359.0	361.3	1.07	94	2.3	0.1	0.1	1.5	2	218
BOU-DD25-731	168.0	169.7	0.63	15	1.7	0.0	0.1	0.2	4	72
BOU-DD25-732	449.4	449.9	0.58	18	0.5	0.1	0.0	1.5	5	101
BOU-DD25-732	452.0	452.6	1.92	62	0.6	0.2	0.1	2.0	3	271
BOU-DD25-732	453.6	454.1	0.77	10	0.5	0.2	0.0	0.7	3	96
BOU-DD25-732	464.6	465.1	0.23	33	0.5	0.1	0.2	1.1	5	80
BOU-DD25-733	32.4	33.0	0.93	43	0.6	0.0	1.0	1.4	9	164
BOU-DD25-733	114.0	115.0	0.63	6	1.0	0.0	0.1	0.2	6	63
BOU-DD25-733	192.8	195.6	2.00	35	2.8	0.0	0.4	2.4	11	251
BOU-DD25-733	204.6	206.6	0.45	34	2.0	0.0	0.1	0.2	8	75
BOU-DD25-733	209.6	210.1	0.26	75	0.5	0.4	0.1	0.1	5	128
BOU-DD25-733	317.3	318.1	0.33	43	0.8	0.0	0.1	0.1	29	75
BOU-DD25-734	80.6	81.6	0.91	41	1.0	0.0	0.8	2.5	77	182
BOU-DD25-734	92.1	98.1	2.72	144	6.0	0.3	0.2	3.3	7	446
BOU-DD25-734	213.0	213.5	1.00	4	0.5	0.0	0.2	0.1	9	89
BOU-DD25-735	0.0	234.0								NSR
BOU-DD25-736	394.2	396.0	0.41	191	1.8	0.0	1.7	1.7	154	294
BOU-DD25-736	501.0	506.6	0.56	136	5.6	0.0	1.4	2.5	133	260
Including	503.0	505.7	0.91	214	2.7	0.0	2.1	4.2	231	414
BOU-DD25-736	514.5	515.0	0.55	87	0.5	0.0	0.9	2.0	1008	204
BOU-DD25-737	8.3	9.3	0.44	22	1.0	0.0	0.3	0.0	11	64
BOU-DD25-737	38.6	39.6	0.33	38	1.0	0.0	0.5	0.7	427	95

BOU-DD25-737	44.6	51.0	0.46	97	6.4	0.0	1.1	1.5	119	189
Including	47.6	48.8	1.15	228	1.2	0.0	2.2	4.3	151	451
BOU-DD25-737	168.0	170.0	0.38	38	2.0	0.0	0.7	2.0	13	121
BOU-DD25-737	199.0	200.0	0.34	25	1.0	0.0	0.4	1.2	7	85
BOU-DD25-737	203.0	204.0	0.52	9	1.0	0.0	0.1	0.6	7	63
BOU-DD25-737	249.0	250.5	0.74	25	1.5	0.0	0.2	0.4	51	98
BOU-DD25-737	251.4	252.3	0.42	17	0.9	0.0	0.1	0.1	62	57
BOU-DD25-737	270.5	271.3	0.64	19	0.8	0.1	0.1	0.1	22	76
BOU-DD25-737	286.0	287.0	0.65	6	1.0	0.0	0.0	0.0	39	62
BOU-DD25-737	288.0	290.6	0.71	17	2.6	0.2	0.1	0.0	92	91
BOU-DD25-737	314.4	315.5	0.28	54	1.1	0.1	0.2	2.5	24	135
BOU-DD25-737	317.0	318.0	0.27	38	1.0	0.0	0.4	1.0	17	89
BOU-DD25-738	103.5	104.5	0.79	2	1.0	0.0	0.1	0.1	6	68
BOU-DD25-738	130.0	130.7	0.29	55	0.7	0.0	0.1	0.4	58	90
BOU-DD25-738	144.3	144.9	0.31	32	0.6	0.1	0.6	4.0	94	154
BOU-DD25-738	148.0	149.7	1.03	69	1.7	0.1	0.8	3.9	117	248
BOU-DD25-738	150.3	151.0	0.85	11	0.7	0.0	0.1	0.9	56	99
BOU-DD25-738	157.8	158.5	0.36	23	0.7	0.0	0.5	0.7	35	75
BOU-DD25-738	161.0	161.6	0.57	19	0.6	0.0	0.6	1.1	46	99
BOU-DD25-738	164.8	170.0	1.20	120	5.2	0.1	0.6	4.4	78	320
BOU-DD25-738	174.2	174.7	1.01	176	0.5	0.3	0.8	2.1	14	336
BOU-DD25-738	176.8	177.3	0.57	105	0.5	0.1	1.5	1.9	14	223
BOU-DD25-738	179.7	180.4	0.70	65	0.7	0.2	1.8	4.9	50	266
BOU-DD25-738	203.1	204.0	0.88	188	0.9	0.1	1.6	2.5	33	346
BOU-DD25-738	216.6	217.2	0.49	16	0.6	0.0	0.6	0.6	12	79
BOU-DD25-738	358.6	359.2	1.26	46	0.6	0.0	2.2	7.5	9	339
BOU-DD25-738	376.6	377.5	0.82	36	0.9	0.0	2.3	3.9	26	224
BOU-DD25-738	379.9	380.6	0.62	28	0.7	0.0	0.1	0.2	32	84
BOU-DD25-738	381.3	382.2	0.70	18	0.9	0.0	0.3	0.2	18	84
BOU-DD25-738	389.0	389.9	0.38	76	0.9	0.0	6.0	4.4	14	313
BOU-DD25-738	392.2	393.0	0.37	22	0.8	0.0	0.2	0.1	9	59
BOU-DD25-738	399.2	400.7	0.63	42	1.5	0.0	0.3	0.9	8	116
BOU-DD25-738	407.0	408.0	0.54	22	1.0	0.0	0.3	0.1	0	74
BOU-DD25-739	463.5	464.1	0.66	117	0.6	0.0	0.7	3.0	356	248
BOU-DD25-740	128.4	130.1	0.03	88	1.7	0.3	4.8	0.2	2	205
BOU-DD25-740	210.8	211.8	0.23	62	1.0	0.0	1.0	3.6	15	172
BOU-DD25-740	218.7	219.6	0.82	22	0.9	0.0	0.7	1.0	49	121
BOU-DD25-740	224.1	232.3	0.69	54	8.2	0.1	0.9	4.4	36	220
Including	229.8	232.3	1.03	129	2.5	0.2	1.7	8.2	19	418
BOU-DD25-740	234.8	235.8	0.40	34	1.0	0.0	1.3	1.8	12	127
BOU-DD25-740	341.0	342.0	0.26	59	1.0	0.1	0.4	0.2	6	95
BOU-DD25-741	114.0	115.0	0.83	4	1.0	0.0	0.2	0.5	31	85
BOU-DD25-741	352.2	352.7	0.98	47	0.5	0.1	0.3	1.8	4	172
BOU-DD25-742	287.6	304.7	1.34	25	17.1	0.0	0.5	1.2	19	166
Including	292.1	295.6	2.80	35	3.5	0.0	0.3	1.8	44	301

BOU-DD25-742	453.8	454.5	2.82	15	0.7	0.0	0.1	0.0	22	242
BOU-DD25-743	243.9	244.6	0.61	42	0.7	0.0	0.7	1.1	8	128
BOU-DD25-743	352.6	353.4	2.85	27	0.8	0.0	0.7	2.0	1	309
BOU-DD25-744	120.5	121.0	1.51	24	0.5	0.1	0.3	0.5	3	169
BOU-DD25-744	169.5	170.5	0.03	54	1.0	0.2	0.4	0.1	11	80
BOU-DD25-744	312.0	314.5	3.06	76	2.5	0.1	2.8	1.6	8	409
BOU-DD25-745	11.0	17.0	0.30	50	6.0	0.0	0.8	0.0	18	91
BOU-DD25-745	32.0	32.8	0.13	53	0.8	0.0	0.2	0.7	9	80
BOU-DD25-745	36.3	39.5	0.41	245	3.2	0.0	1.0	2.4	10	346
BOU-DD25-745	42.5	45.0	0.10	43	2.5	0.0	0.6	1.4	11	92
BOU-DD25-745	55.2	56.1	0.13	49	0.9	0.0	0.5	0.9	12	89
BOU-DD25-745	124.3	128.1	0.13	53	3.8	0.0	0.6	2.3	12	122
BOU-DD25-745	148.4	149.0	0.20	38	0.6	0.0	0.2	0.8	9	74
BOU-DD25-745	178.0	179.0	0.39	21	1.0	0.0	0.1	0.0	20	54
BOU-DD25-745	182.0	184.0	0.36	42	2.0	0.0	0.7	1.1	27	107
BOU-DD25-745	192.1	193.0	0.72	9	0.9	0.0	0.1	0.1	5	71
BOU-DD25-745	280.6	281.4	0.14	93	0.8	0.6	0.1	0.5	26	158
BOU-DD25-745	292.8	293.6	0.46	22	0.8	0.0	0.1	0.0	61	65
BOU-DD25-745	294.6	295.8	0.66	112	1.2	0.5	0.3	1.2	112	226
BOU-DD25-746	4.5	6.7	0.48	141	2.2	0.0	0.3	0.0	30	187
BOU-DD25-746	14.2	15.0	0.70	11	0.8	0.0	0.5	0.0	10	78
BOU-DD25-746	77.0	78.0	0.53	8	1.0	0.1	0.3	0.6	32	74
BOU-DD25-746	149.9	150.9	0.53	14	1.0	0.0	0.1	0.1	10	62
BOU-DD25-746	152.7	153.6	0.59	9	0.9	0.0	0.1	0.0	9	58
BOU-DD25-746	157.2	158.0	0.39	47	0.8	0.0	0.8	4.3	10	181
BOU-DD25-746	189.0	190.0	0.76	21	1.0	0.0	0.2	0.8	10	102
BOU-DD25-746	273.0	274.0	0.73	28	1.0	0.0	0.6	2.1	67	141
BOU-DD25-746	277.2	278.8	1.22	231	1.6	0.1	2.7	3.7	21	457
BOU-DD25-746	284.2	285.0	0.78	12	0.8	0.0	0.1	0.0	83	77
BOU-DD25-746	341.7	343.5	0.45	27	1.8	0.0	0.1	1.1	16	87
BOU-DD25-746	367.0	368.0	1.53	13	1.0	0.0	0.0	0.1	15	137
BOU-DD25-746	369.9	370.5	0.74	44	0.6	0.1	0.2	0.3	14	118
BOU-DD25-748	0.0	213.0								NSR
BOU-DD25-749	159.0	160.0	2.16	4	1.0	0.0	0.0	0.0	24	176
BOU-DD25-749	320.0	321.0	1.17	6	1.0	0.0	0.2	0.2	12	108
BOU-DD25-750	0.0	258.0								NSR
BOU-DD25-751	50.5	51.1	0.63	55	0.6	0.1	1.1	0.9	274	155
BOU-DD25-751	122.7	124.2	0.45	28	1.5	0.0	0.1	0.5	92	77
BOU-DD25-751	147.1	147.6	1.07	69	0.5	0.0	0.3	5.6	67	274
BOU-DD25-751	194.0	195.0	0.71	6	1.0	0.0	0.1	0.1	6	66
BOU-DD25-751	336.0	337.0	0.63	4	1.0	0.0	0.0	0.0	6	55
BOU-DD25-751	353.8	355.8	0.29	66	2.0	0.0	1.5	3.4	10	184
BOU-DD25-751	358.7	364.7	0.41	73	6.0	0.0	0.9	1.1	25	146
Including	358.7	360.0	0.69	206	1.3	0.0	1.6	3.8	18	369
BOU-DD25-751	372.7	374.7	1.02	14	2.0	0.0	0.4	0.7	14	115

BOU-MP25-083	496.9	497.5	0.68	87	0.6	0.1	0.2	0.2	19	153
BOU-MP25-092	365.3	366.5	1.23	195	1.2	0.0	1.2	3.1	94	380
BOU-MP25-092	370.5	380.0	0.60	113	9.5	0.0	2.1	4.6	95	296
BOU-MP25-093	474.4	477.0	0.94	148	2.6	0.0	2.5	4.3	95	358
BOU-RC25-045	0.0	200.0								NSR
BOU-RC25-047	0.0	165.0								NSR
BOU-RC25-048	0.0	200.0								NSR
BOU-RC25-049	0.0	200.0								NSR
BOU-RC25-050	0.0	200.0								NSR
BOU-RC25-051	0.0	200.0								NSR
BOU-RC25-052	0.0	96.0								NSR
BOU-RC25-053	0.0	200.0								NSR
BOU-RC25-054	149.0	150.0	0.03	109	1.0	0.0	0.0	0.0	2	112
BOU-RC25-055	0.0	200.0								NSR
BOU-RC25-056	0.0	200.0								NSR
BOU-RC25-058	0.0	200.0								NSR
BOU-RC25-059	0.0	200.0								NSR
BOU-RC25-064	0.0	180.0								NSR
BOU-RC25-065	0.0	200.0								NSR
BOU-RC25-067	0.0	200.0								NSR
BOU-RC25-068	0.0	150.0								NSR
*True width remains undetermined at this stage; all values are uncut.
1. Ag equivalent is based on a silver price of US$30/oz with a process recovery of 89%, a gold price of US$2,800/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 79.3g/t Ag; 1% Cu: 68.3 g/t Ag; 1% Pb: 19.4 g/t Ag; and 1% Zn: 19.7 g/t Ag.
Appendix 2 – New Drillhole Coordinates of 2025 and 2026 Boumadine Exploration Program (completed holes)

DDH No.	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
BOU-DD25-704	318245	3473083	1354	250	-51	609
BOU-DD25-705	315593	3477753	1255	270	-50	531
BOU-DD25-706	306152	3468989	1321	150	-48	567
BOU-DD25-707	317346	3474362	1294	70	-50	906
BOU-DD25-708	306047	3469167	1224	150	-50	558
BOU-DD25-709	315696	3477899	1283	270	-50	459
BOU-DD25-710	315772	3477903	1260	270	-50	576
BOU-DD25-711	315865	3477902	1271	270	-50	516
BOU-DD25-712	315727	3478105	1273	270	-50	534
BOU-DD25-713	318072	3473013	1336	250	-50	600.3
BOU-DD25-714	305776	3468631	1310	150	-50	159
BOU-DD25-715	317901	3472954	1326	249	-50	606
BOU-DD25-716	306071	3468719	1323	150	-50	165
BOU-DD25-717	305756	3468665	1305	150	-50	234
BOU-DD25-718	315806	3478104	1277	270	-50	558

BOU-DD25-719	305734	3468704	1305	150	-50	279
BOU-DD25-720	315729	3478012	1282	270	-50	531
BOU-DD25-721	305712	3468742	1306	151	-50	330
BOU-DD25-722	315799	3478013	1265	270	-50	552
BOU-DD25-723	317132	3474697	1280	70	-50	90
BOU-DD25-724	315611	3478207	1254	270	-50	510
BOU-DD25-725	317720	3473647	1280	71	-50	354
BOU-DD25-726	305693	3468774	1296	151	-51	342
BOU-DD25-727	305673	3468809	1288	150	-50	387
BOU-DD25-728	317224	3476793	1210	250	-50	354
BOU-DD25-729	317638	3473618	1278	69	-50	414
BOU-DD25-730	315697	3478206	1247	270	-50	504
BOU-DD25-731	315531	3478398	1271	270	-50	501
BOU-DD25-732	315799	3478208	1269	270	-50	534
BOU-DD25-733	317110	3477043	1219	251	-49	456
BOU-DD25-734	315858	3477868	1265	250	-50	225
BOU-DD25-735	317201	3474724	1293	69	-48	234
BOU-DD25-736	317558	3473587	1282	70	-50	522
BOU-DD25-737	317168	3474712	1285	72	-49	348
BOU-DD25-738	317098	3474686	1275	69	-50	474
BOU-DD25-739	317474	3473557	1287	71	-51	708
BOU-DD25-740	317066	3474674	1269	72	-50	453
BOU-DD25-741	315643	3478055	1269	270	-50	353
BOU-DD25-742	317030	3474660	1261	68	-50	549
BOU-DD25-743	315683	3478404	1258	270	-50	634.6
BOU-DD25-744	315830	3478399	1239	270	-50	711
BOU-DD25-745	317169	3474804	1294	70	-51	357
BOU-DD25-746	317141	3474792	1285	70	-50	393
BOU-DD25-747	316025	3478409	1259	270	-50	702
BOU-DD25-748	317778	3473615	1285	70	-50	213
BOU-DD25-749	316172	3478404	1253	270	-50	708
BOU-DD25-750	317742	3473602	1284	70	-50	258
BOU-DD25-751	317108	3474785	1284	70	-50	453
BOU-DD25-752	315280	3478355	1277	270	-50	102
BOU-DD25-753	317703	3473588	1282	70	-50	420
BOU-DD25-754	317659	3473574	1282	70	-50	450
BOU-DD25-755	317624	3473563	1284	69	-49	555
BOU-DD25-756	315336	3478352	1295	270	-50	240
BOU-DD26-757	317710	3473692	1282	70	-50	204
BOU-DD26-758	317673	3473679	1280	69	-50	258
BOU-DD26-759	317636	3473673	1277	70	-50	384
BOU-DD26-760	316346	3478404	1251	270	-50	702
BOU-DD26-761	317605	3473657	1275	69	-48	450
BOU-DD26-762	317645	3473784	1284	72	-50	201
BOU-DD26-763	317606	3473769	1281	70	-50	219

BOU-DD26-764	315414	3478353	1268	270	-50	279
BOU-DD26-765	315381	3478353	1284	270	-50	225
BOU-DD26-766	317573	3473757	1275	70	-50	309
BOU-DD26-767	317534	3473743	1270	71	-49	414
BOU-DD26-768	317573	3473864	1281	70	-50	204
BOU-DD26-769	317536	3473850	1278	70	-51	225
BOU-DD26-770	315449	3478353	1258	270	-50	351
BOU-DD26-771	315501	3478353	1266	270	-50	402
BOU-DD26-772	315278	3478163	1260	270	-50	108
BOU-DD26-773	317497	3473836	1275	69	-51	306
BOU-DD26-774	315331	3478163	1272	270	-50	150
BOU-DD26-775	317464	3473824	1268	70	-50	444
BOU-DD26-776	317426	3473810	1263	70	-50	492
BOU-DD26-777	317386	3473795	1265	67	-50	600
BOU-DD26-778	317532	3473956	1281	69	-50	210
BOU-DD26-779	317494	3473942	1278	70	-51	201
BOU-DD26-780	315383	3478163	1281	270	-50	204
BOU-DD26-781	315549	3473824	1268	270	-50	450
BOU-DD26-782	317459	3473929	1272	71	-50	252
BOU-DD26-783	317420	3473915	1267	70	-50	369
BOU-DD26-784	315589	3478353	1263	270	-50	507
BOU-DD26-785	315632	3478353	1259	270	-50	522
BOU-DD26-786	317378	3473900	1267	70	-50	477
BOU-DD26-787	317494	3474048	1299	70	-50	306
BOU-DD26-788	315423	3478163	1279	270	-50	282
BOU-DD26-789	317459	3474035	1290	70	-50	252
BOU-DD26-790	317430	3474025	1282	70	-50	288
BOU-DD26-791	317393	3474011	1275	70	-50	408
BOU-DD26-792	317361	3474000	1266	70	-50	405
BOU-DD26-793	315673	3478353	1253	269	-50	402
BOU-DD26-794	317739	3473657	1282	70	-50	204
BOU-DD26-795	315455	3478163	1264	270	-50	330
BOU-DD26-796	317320	3473985	1263	70	-50	603
BOU-DD26-797	317700	3473643	1281	70	-50	351
BOU-DD26-798	315492	3478163	1261	270	-50	351
BOU-DD26-799	317660	3473628	1280	70	-50	429
BOU-DD26-800	317662	3473736	1282	70	-50	225
BOU-DD26-801	317578	3473598	1284	70	-50	552
BOU-DD26-803	315750	3478353	1239	270	-50	528
BOU-DD26-804	315809	3478350	1253	270	-50	630
BOU-DD26-805	317584	3473708	1276	70	-50	414
BOU-DD26-806	315533	3478163	1259	270	-50	321
BOU-DD26-808	317385	3474938	1295	250	-50	474
BOU-DD26-809	315572	3478163	1253	270	-50	342
BOU-DD26-810	317569	3473809	1278	73	-50	210

BOU-DD26-811	317509	3473893	1274	71	-50	252
BOU-DD26-812	315611	3478148	1249	269	-50	360
BOU-DD26-813	317509	3474000	1293	70	-50	117
BOU-DD26-814	317554	3473805	1277	70	-55	303
BOU-DD26-815	317470	3474967	1229	253	-50	426
BOU-DD26-817	317471	3473879	1271	71	-51	321
BOU-DD26-818	317485	3473988	1284	70	-54	270
BOU-DD26-819	315904	3478349	1258	269	-50	288
BOU-DD26-820	315277	3478263	1260	270	-50	102
BOU-DD26-821	315656	3478163	1250	270	-50	402
BOU-DD26-822	317408	3473964	1270	70	-50	360
BOU-DD26-823	317390	3474064	1278	73	-51	270
BOU-DD26-824	315322	3478262	1272	269	-50	153
BOU-DD26-829	317372	3474109	1281	73	-50	288